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                                (GIGAMEDIA LOGO)



                  MANAGEMENT GROUP OFFERS TO PURCHASE GIGAMEDIA

TAIPEI, Taiwan, March 21, 2002 - GigaMedia Limited ("GigaMedia") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced its board of directors has received a formal offer from GigaMedia's management group, comprised of all seven senior officers of the company, to purchase all of the shares of the company for $1.20 per share.

The proposed management buy-out would be implemented pursuant to a scheme of arrangement as provided under Singapore law and is contingent upon certain conditions as specified in the offer letter, including the ability of the management team to secure funding. GigaMedia's board of directors has formed a special committee made up of three directors and Nelson Chang, chairman of GigaMedia, to review the offer made by GigaMedia management.


ABOUT GIGAMEDIA

GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The company's online/offline business model provides the company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Online, the company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 29 cable system partners, the company's core cable modem business passes more than 3.8 million Taiwan households, as well as 576,000 small and medium businesses. In addition, the company offers 11 interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com and its co-brand site http://www.gigigaga.yahoo.com.tw.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records. The company received all required government approvals related to the acquisition of these businesses in June 2002. Rose and Tachung had combined sales of approximately NT$3.0 billion in 2001.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan, and GigaMusic.com.

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Strategic investors of GigaMedia include Microsoft, the world's leading software provider, and the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from <http://ir.giga.net.tw>.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in June 2002.

Contact:
GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

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